Exhibit 2.1

AMP Stock Purchase Agreement

This Stock Purchase Agreement (the “Agreement”) is made and entered into this 16thh day of January, 2008, by and among MISCOR Group, Ltd., an Indiana corporation (the “Purchaser”), and Lawrence Mehlenbacher (“Mehlenbacher”), Joseph Fearon (“Fearon”), Thomas Coll (“Coll”), Richard Rizzieri (“Rizzieri”), and Gary Walsh (“Walsh” and, collectively with Mehlenbacher, Fearon, Coll and Rizzieri, the “Shareholders”).

Recitals:

A.            Shareholders own all of the issued and outstanding capital stock of American Motive Power, Inc., a Nevada corporation (the “Company”), with such capital stock consisting of two hundred thousand (200,000) shares of common stock, of which one hundred thousand (100,000) shares are Voting Common Stock, $.01 par value per share (“Voting Common Stock”), and one hundred thousand (100,000) shares are Non-Voting Common Stock, $.01 par value per share (together with the Voting Common Stock, the “Shares”).

B.            The Company is engaged in the repair, remanufacturing and rebuilding of locomotive engines, as well as providing related goods and services to the railroad industry (the “Business”).

C.            Shareholders desire to sell the Shares to Purchaser, and Purchaser desires to purchase the Shares from Shareholders, at the price and subject to the terms and conditions set forth in this Agreement.

Now therefore, in consideration of the promises hereinafter made, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the recital provisions above are incorporated into the body of this Agreement as if fully set forth therein, and the parties agree as follows:

Article I.  Purchase and Sale of Shares

1.01            Purchase and Sale of Shares.  On and subject to the terms and conditions set forth herein, on the Closing Date, Shareholders shall sell, assign, convey, transfer and deliver to Purchaser, and Purchaser shall purchase from Shareholders, the Shares, free and clear of any and all liens, claims, pledges, hypothecations, mortgages, deeds of trust, security interests, leases, charges, options, rights of first refusal, easements, servitudes, proxies, voting trusts or agreements, transfer restrictions under any shareholder or similar agreement, encumbrances or other restrictions or limitations of any nature whatsoever (collectively, “Liens”).

1.02            The Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the date hereof or such other time as may be mutually agreed upon by the parties to this Agreement (the “Closing Date”) by exchange of signed documents or  by such other method as may be mutually agreed upon by the parties to this Agreement.

Article II.  Payment of Consideration

2.01            Purchase Price.  The purchase price (the “Purchase Price”) for the Shares shall be an aggregate amount in cash and Purchaser Shares equal to (a) Eleven Million Dollars ($11,000,000), less the value of the Capital Advance defined in Section 2.03(b) and (b) further adjusted as necessary by the Closing Adjustment Amount and Post-Closing Adjustment Amount determined in accordance with Section 2.02, payable as set forth in Section 2.03.

2.02            Working Capital Adjustment.   At least one business day prior to Closing, Shareholders will deliver a statement to Purchaser setting forth Company’s good faith estimate of the Closing Working Capital (the “Estimate”), which Estimate is expected to be reasonably close to what the actual Closing Working Capital number will later be determined to be.  At the Closing, based upon the Estimate, the Purchase Price shall be adjusted (i) downward on a dollar-for-dollar basis to the extent the Closing Working Capital is less than Three Hundred Fifty Thousand Dollars ($350,000.00), or (ii) upward on a dollar-for-dollar basis to the extent the Closing Working Capital is greater than Five Hundred Thousand Dollars ($500,000.00). The amount of the adjustment to the Purchase Price at Closing (which may be a positive or negative number), if any, shall be referred to herein as the “Closing Adjustment Amount.”  For purposes of this Agreement, “Closing Working Capital” means the current assets of Company (cash + accounts receivable collectible in the ordinary course of business + inventory usable or saleable in the ordinary course of business + work in progress (to the extent not already included in inventory) + prepaid expenses) less the current liabilities of the Company (current liabilities + accounts payable (other than amounts payable to the LMC Creditor Group and the Outside Creditor Group, each as hereinafter defined)) as of the close of business on December 31, 2007, determined in accordance with United States generally accepted accounting principles consistently applied (“GAAP”).

Based upon its own post-closing inspection and access to Company financial information, Purchaser shall make its own analysis of the Closing Working Capital and send a notice to the Shareholder Representative detailing such finding and no later than seventy-five (75) days after the Closing Date (the “Purchaser Notice”).  The Purchaser Notice shall include a detailed balance sheet of the Company and a statement whether a post-Closing adjustment to the Purchase Price is necessary to correct for the difference between the Estimate and the actual Closing Working Capital.  The amount of such adjustment shall be referred to as the “Post-Closing Adjustment Amount.”  Following the delivery of the Purchaser Notice to the Shareholder Representative, the Purchaser shall give and shall cause the Company to give the Shareholder Representative and its representatives reasonable access to all of the books and records of the Company, on reasonable notice and during normal business hours, for so long and so often as reasonably required by them, so that the Shareholder Representative can determine whether or not the Closing Working Capital and Post-Closing Adjustment Amount as set forth in the Purchaser Notice are accurate. If the Shareholder Representative determines that the Purchaser Notice (and the computation of Closing Working Capital and Post-Closing Adjustment Amount indicated thereon) was inaccurate, it shall give notice (the “Shareholder Notice”) of such finding to the Purchaser no later than forty-five (45) days after delivery to the Shareholder Representative of the Purchaser Notice.  Such Shareholder Notice shall specify any items or amounts as to which the Shareholder Representative disagrees and a detailed statement of the basis of each of the Shareholder Representative’s objections.  If no such Shareholder Notice is given in accordance with this Section 2.02, the Purchaser Notice (and the computation of Closing Working Capital and Post-Closing Adjustment Amount indicated thereon) delivered by Purchaser to the Shareholder Representative shall be conclusive and binding upon the parties and shall be the Closing Working Capital and Post-Closing Adjustment Amount for purposes of this Agreement.

If a Shareholder Notice is provided in accordance with this Section 2.02 and the parties are unable to resolve any disagreements as to the Post-Closing Adjustment Amount within thirty (30) days after the Shareholder Notice has been given to the Purchaser, the items or amounts in dispute shall be referred for resolution to the firm of Mengel Metzger Barr & Co., LLP (the “Independent Accountants”).  In the event that such firm declines to serve or is unable to serve due to a conflict or similar reason, the firm of Rotenberg & Co., LLP shall be engaged as the Independent Accountants.  Promptly, but no later than 20 days after acceptance of the appointment as Independent Accountants, the Independent Accountants shall determine (it being understood that in making such determination, the Independent Accountants shall be functioning as an expert and not as an arbitrator), based primarily on written submissions by Purchaser and the Shareholder Representative, which may be confirmed by independent review if the Independent Accountants deem such review to be necessary, only those issues in dispute and shall render a written report as to the resolution of the dispute and the resulting computation of the Closing Working Capital and Post-Closing Adjustment Amount which shall be conclusive and binding on the parties.  In resolving any disputed item, the Independent Accountants (x) shall be bound by the provisions of this Section 2.02 and (y) may not assign a value to any item greater than the greatest value for such items claimed by either party or less than the smallest value for such items claimed by either party.  Purchaser and the Shareholders (in the aggregate) shall each be responsible for one-half (½) of the fees and expenses charged by the Independent Accountants for their services.  Purchaser shall permit the Independent Accountants to review the books and records of the Company that relate to the items in dispute, during normal business hours and upon reasonable notice.

No later than the third (3rd) business day following the date of final determination of the Post-Closing Adjustment Amount in accordance with this Section 2.02, (i) if such Post-Closing Adjustment Amount is a positive number, then Shareholders will pay such Post-Closing Adjustment Amount (together with interest thereon) to Purchaser by wire transfer of immediately available United States funds into an account designated in writing by Purchaser and (ii) if the final Post-Closing Adjustment Amount is a negative number, then Purchaser will pay such Post-Closing Adjustment Amount (together with interest thereon) to the Shareholders (pro rata to the number of Shares being sold by each of them) by wire transfer of immediately available United States funds into an account designated in writing by the Shareholder Representative.  For the purposes of this Section 2.02, interest will be payable at the “prime rate”, as announced by The Wall Street Journal, Eastern Edition, from time to time to be in effect, calculated based on a 365 day year and the actual number of days elapsed between the Closing Date and the date of payment.

2.03            Payment of Purchase Price.  On the Closing Date, Purchaser shall pay the Purchase Price as follows:

(a)            Purchaser Shares.  Such number of non-registered shares of Purchaser’s common stock (the “Purchaser Shares”) with an aggregate market value of Three Million Five Hundred Thousand Dollars ($3,500,000.00), with each Purchaser Share being valued at an amount equal to the average closing price reported for the five (5) trading days immediately preceding the Closing Date, shall (subject to the provisions of Section 2.03(b)) be issued to Shareholders pro rata in proportion to the number of Shares sold to Purchaser by each of the Shareholders, as indicated on Schedule 3.03, or in a different proportion as may be agreed to among and between the Shareholders in writing, a copy of which shall be provided to Purchaser at Closing.  The number of Purchaser Shares to be issued to the Shareholders pursuant to this Section 2.03 shall be reduced by the number of shares issued to the LMC Creditor Group pursuant to the provisions of Section 2.03(b).

The Purchaser Shares will be issued by Purchaserto Shareholders on or before March 1, 2008.  If Purchaser fails to issue the Purchaser Shares on or before March 1, 2008, then Shareholders will have the option of either (a) receiving the Purchaser Shares as soon as they can be issued by Purchaser and, in the interim, receiving interest on the Three Million Five Hundred Thousand Dollars ($3,500,000.00) amount, paid in cash monthly at the “Prime Rate”, as published in the Wall Street Journal; or (b) receive a promissory note from the Purchaser for the full Three Million Five Hundred Thousand Dollars ($3,500,000.00) (the “Principal Amount”), with interest paid in cash monthly at the “Prime Rate”, as published in the Wall Street Journal, (the “Interest Rate”), with the Principal Amount paid in full within three (3) years of the Closing Date.

(b)            Cash at Closing.  A total of Seven Million Five Hundred Thousand Dollars ($7,500,000.00), plus or minus the Closing Adjustment Amount, shall be paid by Purchaser at the Closing (“Cash at Closing”), directly to the creditors listed on Schedule 2.03(b), which shall include all amounts owed to:

(i)            General Electric Capital Corporation; Magnetech Industrial Services, Inc.; HK Engine Components, LLC; Chemung Bank; Wells Fargo (formerly Encore Leasing) and New York State Business Development Corporation (SBA Loan) (collectively the “Outside Creditor Group”) and

(ii)            Lawrence Mehlenbacher, LMC Industrial Contractors, Inc. (“LMCIC”); LMC Power Systems, Inc. (“LMC Power”); and Dansville Properties, LLC (the “Landlord”) (collectively the “LMC Creditor Group”).

These payments, made by Purchaser on behalf of the Company at Closing, shall be deemed a capital contribution to the Company (the “Capital Advance”) and shall extinguish the debt listed on Schedule 2.03(b).

The Purchaser will hold Three Hundred Twenty Five Thousand Dollars ($325,000.00) of the Capital Advance, pending receipt of the payoff statements for the debt owed to General Electric Capital Corporation on the eight (8) remaining accounts

(Accounts 4167256-001 through 008) (the “Remaining GECC Debt”).  Upon receipt of such payoff statements, the Purchaser shall pay and extinguish the Remaining GECC Debt.  In the event that the $325,000.00 held back by the Purchaser is less than or greater than the actual amount of the Remaining GECC Debt, such deficiency or excess, as the case may be, shall be paid as set forth in the following paragraph.

If the sum of the debt listed on Schedule 2.03(b) exceeds the amount of the Cash at Closing, then the Company shall first satisfy and extinguish the debt owed to the Outside Creditor Group, with the remaining balance of the Capital Advance to be paid to the LMC Creditor Group (with each member of the LMC Creditor Group receiving a portion of the cash based upon its pro rata share of the total amount owed by the Company to the entire LMC Creditor Group).  In the event that the debt listed on Schedule 2.03(b) exceeds the amount of the Cash at Closing, the Purchaser will issue to the LMC Creditor Group, pro rata to the amounts owned by them, that portion of the Creditor Shares as has a value (valued as set forth in Section 2.03(a)) equal to the amount by which such indebtedness exceeds the amount of the Cash at Closing available for payment to the LMC Creditor Group.

(2)            The second payment (if any) of the cash portion of the Purchase Price shall be (a) the amount of the Cash at Closing, less (b) the amount of the Capital Advance, which net amount (if any) shall be allocated among and paid to the Shareholders pro rata in proportion to the number of Shares sold to Purchaser by each of the Shareholders, as indicated on Schedule 3.03, and shall be payable at the Closing by wire transfer to such accounts as shall be designated by the Shareholder Representative.

Whether or not the Cash at Closing and the Purchaser Shares to be issued to the LMC Creditor Group pursuant to the provisions of Section 2.3(b) are sufficient to fully extinguish the debt listed on Schedule 2.03(b), each of the members of the LMC Creditor Group shall provide the Company with a full release of any and all pre-Closing liability or obligation owed them by the Company.

Article III.  Representations and Warranties of Shareholders

The Shareholders hereby jointly and severally represent and warrant to Purchaser, as of the Closing Date, as follows:

3.01            Organization and Qualification.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, with all requisite power and authority to own, lease and operate its facilities and assets as presently owned, leased and operated and to carry on its Business as it is now being conducted.  The Company does not own, or have any contract or other commitment to acquire, directly or indirectly, an interest in any corporation, partnership or other entity.  The Company is in good standing and qualified to do business as a foreign corporation in New York and all jurisdictions in which the character of the properties owned or leased by it therein or in which the transaction of business makes such qualification necessary.  Schedule 3.01 attached hereto is a complete and correct copy of the Company’s Articles of Incorporation and Bylaws, which are in full force and effect as of the date of this Agreement and which will be in full force and effect as of Closing.

3.02            Authority.  Shareholders have all requisite right, power, authority and legal capacity to execute, deliver and carry out the terms of this Agreement and all documents and agreements necessary to give effect to the provisions of this Agreement, and to consummate the transactions contemplated hereby.  Except as required by the agreements listed on Schedule 3.03, no other action, consent, waiver, filing, authorization or approval on the part of the Company, Shareholders or any other person or entity, is necessary or required to authorize the Shareholders’ due and valid execution, delivery and consummation of this Agreement and all other agreements and documents executed in connection herewith or contemplated hereby.

3.03            Ownership of Shares; Capitalization.

(a)            The Shareholders are the sole record and beneficial owners of all of the Shares, free and clear of any and all Liens, in the amounts set forth next to their names on Schedule 3.03.   Except as set forth on Schedule 3.03 hereto: (i) Shareholders are in possession of all certificates evidencing the ownership of the Shares, all of which are fully paid and non-assessable; (ii) Shareholders have good and marketable title to the Shares, with no restrictions on voting rights and the other incidents of record and beneficial ownership, and the absolute right to sell and transfer the Shares free and clear of any and all Liens; and (iii) there are no voting trusts, shareholder agreements or other understandings between any of the Shareholders and any other person or entity with respect to the voting of or any other matters with respect to the Shares.

(b)            The authorized capital stock of the Company consists solely of the Shares, all of which are issued and outstanding. All of the Shares have been duly authorized, are validly issued, fully paid, and nonassessable, and are owned by the Shareholders as identified in Schedule 3.03 attached hereto.

(c)   There are no outstanding or authorized options, calls, puts, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any of its capital stock.  There are no outstanding securities or other rights which are convertible or exchangeable into capital stock of or any other equity interest in the Company.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company.  Neither the Company nor any of the Shareholders is subject to any obligation to repurchase or retire or to register any shares of such capital stock of the Company or any other equity interest in the Company.  No prior offer, issue, redemption, call, purchase, sale, transfer, negotiation or other transaction of any nature with respect to such capital stock of the Company has given rise to any claim or action of any nature whatsoever by any person or entity and, to the knowledge of Company or any of the Shareholders, no fact or circumstance exists which could reasonably be expected to give rise to any such claim or action on behalf of any person or entity.  There are no dividends that have accrued or been declared but are unpaid on such capital stock of the Company.

(d)  The Company does not have any subsidiaries or own, directly or indirectly, any share capital, voting securities or other equity interests of any entity.

3.04            Enforceability.  This Agreement and all other agreements and documents executed in connection herewith by any of the Shareholders, upon due execution and delivery thereof, shall constitute the valid and binding obligations of each of the Shareholders and are enforceable against each of them in accordance with their respective terms, except as the enforcement hereof (or thereof) may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights in general or by general principles of equity .

3.05            Absence of Default; Consents.  None of the execution and delivery by each Shareholder of this Agreement or any documents, instruments or agreements contemplated by this Agreement, the consummation of the transactions contemplated hereby or thereby, or compliance by each Shareholder with any of the provisions hereof or thereof will conflict with, or result in any violation or breach of, conflict with or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or give rise to any obligation of the Company to make any payment under, or to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Liens upon any of the properties or Assets of Company under, any provision of: (A) the Articles of Incorporation or Bylaws of the Company; (B) any contract, lease, purchase order, agreement, document, instrument, indenture, debt, obligation, liability, mortgage, pledge, assignment, permit, license, approval or other commitment to which the Company and/or any of the Shareholders are a party or by which the Company and/or any of the Shareholders are bound; (C) any judgment, decree, order, regulation or rule of any court or regulatory authority; (D) any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or governmental authority or arbitration tribunal to which the Company and/or any of the Shareholders are subject.  None of the Shareholders or the Company is required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any governmental or regulatory agency or any other third party in order for each Shareholder to consummate the transactions contemplated by this Agreement.

3.06            Financial Statements.  Attached hereto as Schedule 3.06 are true and correct copies of the Company’s internally prepared balance sheets and statements of income, stockholders’ equity and cash flows for each of the twelve-month periods ending December 31, 2005 and 2006, and the eleven-month period ending November 30, 2007 (collectively, the “Financial Statements”).  The Financial Statements accurately reflect the books and accounts of Company in all material respects and represent accurately the results of the Company’s operations for the periods indicated.  The books and records of Company are kept in accordance with, and the Financial Statements were prepared in conformity with, GAAP applied on a consistent basis, except that such Financial Statements do not contain the notes required by GAAP and except, in the case of interim statements, for normally recurring year-end adjustments which are immaterial.

3.07            Operations Since December 31, 2006.  Except as set forth in Schedule 3.07, between December 31, 2006 and the Closing Date, the Company has conducted its Business in the ordinary course of business consistent with prior practice, and (except as otherwise contemplated by this Agreement) has not:

(a)            suffered any loss, damage or destruction of or to any Assets of the Company which, individually or in the aggregate, is in excess of $1,000, whether or not covered by insurance;

(b)            paid, discharged or satisfied any liability other than in the ordinary course of business;

(c)            declared or made any salary, bonus or compensation increases to any officers, employees, or agents, other than customary increases in the ordinary course of business or instituted any bonus, insurance, pension, profit-sharing or other employee benefit plan or arrangement made to, for, or with the employees, directors, independent contractors or agents of the Company;

(d)            written off as uncollectible any account receivable, or reduced any reserves, other than in the ordinary course of business;

(e)            made any change in the accounting methods or practices employed by the Company or change in depreciation or amortization policies;

(f)            issued or sold, or contracted or made any other commitment for the issuance or sale of, any shares of capital stock or securities convertible into or exchangeable for capital stock of the Company;

(g)            entered into any commitments or transactions not in the ordinary course of business involving an aggregate value in excess of $10,000, other than the transactions with the LMC Creditor Group listed on Schedule 2.03(b)

(h)            except as set forth in Schedule 3.07, made aggregate capital expenditures or commitments in excess of $10,000;

(i)            terminated or amended any contract or license or other instrument, or suffered any loss or termination or threatened loss or termination of any customer or contractual or business arrangement, other than in the ordinary course of business, consistent with past practices;

(j)            to the best knowledge of the Shareholders, had any federal, state or local statutes, rule, regulation, order or case adopted, promulgated or decided which, to the best knowledge of the Shareholders, adversely affects the Company, except federal, state or local statutes, rules, regulations ororders of general applicability. For purposes of this Agreement, the Shareholders and the Company will be deemed to have “knowledge” of a particular fact or matter if any Shareholder is or was actually aware of such fact or matter or if a reasonable inquiry by such Shareholder on the Closing Date or within thirty (30) days prior to the Closing Date would have disclosed to him the existence of such fact or matter.

(k)            failed to pay when due or otherwise compromised any debts, claims, liabilities or rights or disposed of any properties or other Assets other than in the ordinary course of business;

(l)            subjected any Assets to any Lien, encumbrance or restriction of any nature whatsoever, other than capital leases, purchase money security interests and liens for taxes not yet due;

(m)            other than in the transactions with the LMC Creditor Group listed on Schedule 2.03(b), incurred any liability or obligation other than in the ordinary course of business, all of which are accounted for and accurately reflected on the Company’s books and records;

(n)            suffered any adverse effect or adverse change with its relationships with its customers, suppliers, employees and other business partners, other than in the ordinary course of business, consistent with past practices;

(o)            other than amendments to its Articles of Organization that are reflected in the attached as Schedule 3.01, amended any organizational documents of the Company; or

(p)            agreed, committed, arranged or entered into any understanding to do anything set forth in this Section 3.07, nor has any Shareholder agreed, committed, arranged or entered into any understanding to do the same.

3.08            No Undisclosed Liabilities.   Except as set forth in Schedule 3.08 attached hereto and in Schedule 3.15 attached hereto, the Company has no liabilities or obligations, whether known, unknown, accrued, absolute, contingent, direct or indirect other than (a) those set forth on the most recent balance sheet included in the Financial Statements or (b) those that satisfy both of the following criteria: (a) the obligation was incurred after the date of such balance sheet in the ordinary course of business and consistent with obligations incurred in the ordinary course of business prior to such date, and (b) the obligation, either individually or when aggregated with other obligations of the Company, has not had and is not reasonably expected to have a Material Adverse Effect, which shall mean that there has not been a material adverse effect on the business, assets, liabilities, financial condition, property, or results of operations of the relevant party and its subsidiaries considered as a whole. Except as set forth on Schedule 3.08, there are no known or expected losses on uncompleted jobs.

3.09            Employment Discrimination.  Except as disclosed in Schedule 3.09 attached hereto, no person or party (including, without limitation, any governmental agency) has asserted, or to the best knowledge of the Shareholders, has threatened to assert, any claim for any action or proceeding, against the Company or any officer, director, employee, or agent of the Company (and the Company and Shareholders are not aware of any facts which could serve as the basis for such a claim), arising out of any statute, ordinance or regulation relating to wages, collective bargaining, discrimination in employment or employment practices or occupational safety and health standards (including, without limitation, the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, as amended, the Occupational Safety and Health Act, the Age Discrimination in Employment Act of 1967, the Americans With Disabilities Act or the Family and Medical Leave Act).

3.10            Licenses and Permits.  The Company has all local, state and federal licenses, permits, registrations, certificates, contracts, consents, accreditations and approvals necessary for Company to operate and conduct its Business as heretofore conducted (collectively, the “Licenses and Permits”), and there do not exist any defaults, waivers, investigations or exemptions relating thereto or which would be caused by the transactions contemplated by this Agreement.  There exists no grounds for revocation, suspension or limitation of any of the Licenses and Permits, nor to the knowledge of the Shareholders will consummating the transactions contemplated by this Agreement cause any such grounds for revocation, suspension or limitation of the Licenses and Permits.  No notices have been received by the Company or Shareholders with respect to any threatened, pending, or possible revocation, termination, suspension or limitation of any of the Licenses and Permits.  Copies of each of the Licenses and Permits have been made available to the Purchaser and are listed on Schedule 3.10 attached hereto.

3.11            Assets.  All of the Company’s material tangible assets are listed on Schedule 3.11 attached hereto.  Information regarding which such assets are leased and from whom is also set forth on Schedule 3.11.  These assets, together with all of the Company’s other tangible and intangible assets and interests of every kind and nature, wherever situated, whether or not carried or reflected on the books and records of Company, that are owned by Company (the “Assets”)  constitute all of the assets necessary to operate the Company’s Business as presently conducted. Except as disclosed in Schedule 3.11 attached hereto, the Company owns all of the Assets free and clear of all Liens.   All of the Assets are in good condition and repair for their current use in the ordinary course of the Business of the Company and conform in all respects with all applicable ordinances, regulations and other laws.

3.12            Insurance.  Except as described in Schedule 3.12 attached hereto, all of the Assets are insured in such amounts and against such losses, casualties or risks as are reasonably customary for similar properties and businesses, and the Company has maintained such insurance continuously from the date of its inception.  All policies and binders of insurance for directors and officers, fire, liability, workers’ compensation, and other customary matters held by or on behalf of the Company (“Company Insurance Policies”) are described on Schedule 3.12 attached hereto and have been made available to Purchaser.  The Company Insurance Policies are in full force and effect.  The Company is not in default with respect to any provision contained in any of the Company Insurance Policies that could have the effect of cancelling, suspending or limiting the coverage thereunder.  The Company has not received any written notice of cancellation or modification in coverage amounts of, or increase in any premiums for, any Company Insurance Policies, and the Company is not aware of any facts that would result in cancellation or modification in coverage amounts of, or increase in premiums under, any Company Insurance Policies, other than facts and circumstances affecting the availability of such policies of insurance generally.

3.13            Bonded Projects.  Except as set forth on Schedule 3.13 attached hereto, since its inception, the Company has not contracted for any work with respect to which a bid bond or performance bond was or is required.  All bonds obtained by the Company (“Company Project Bonds”) are described on Schedule 3.13 attached hereto and have been made available to Purchaser.  The Company is not in default with respect to any provision contained in any of the Company Project Bonds that could have the effect of cancelling, suspending or limiting the coverage thereunder.  The Company has not received any written notice of cancellation or modification in coverage amounts of, or increase in any premiums for, any of the Company Project Bonds, and the Company is not aware of any facts that would result in cancellation or modification in coverage amounts of, or increase in premiums under, any of the Company Project Bonds.

3.14            Intellectual Property.  Schedule 3.14 attached hereto sets forth an accurate and complete list of all trademarks, trade names, trademark registrations, service names, service marks, patents and applications therefor, and all other intellectual property rights owned by the Company and/or used in the operation of the Business, including all software of any nature (other than “off-the-shelf” software and operating systems software) owned, licensed and/or used by the Company (collectively, the “Intellectual Property”).  The Company has the valid right to use all Intellectual Property, and all Intellectual Property will be available for use by the Company following the consummation of the transactions contemplated hereby, subject to continued compliance by the Company with any applicable license or other agreements.  There is no asserted or, to the Shareholders’ and/or the Company’s best knowledge, any threatened infringement action, lawsuit, claim or complaint that asserts that the Company’s operations violate or infringe any of the software or other intellectual property rights, including the trade names, trademarks, trademark registrations, service names, service marks or patents, of any other person or entity.  The Company has taken adequate and commercially reasonable steps to maintain all trade secrets and protect the Intellectual Property that is owned by it.  None of the Intellectual Property is owned by or registered in the name of any current or former owner, partner, director, executive, officer, employee, salesman, agent, customer, representative or contractor of the Company or any of the Shareholders, nor does any such person or entity have any interest therein or right thereto, including the right to royalty payments.  The Company has, and shall continue to have following the consummation of the transactions contemplated hereby, the right to use the website www.americanmotivepower.com together with all Company-specific information, images, and logos contained therein, as well as the logos and images used in other marketing materials used or published by the Company.

3.15            Contracts.  Except as set forth in Schedule 3.15 attached hereto:

(a)            To the knowledge of the Shareholders, the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, including the change in ownership and control of the Company will not have an adverse effect on the rights and obligations of the Company under (and the legal enforceability of) any agreements between the Company and customers, suppliers, or any third parties, including but not limited to purchase orders, service or supply agreements, maintenance agreements, leases, or other agreements (the “Contracts”).

(b)            All of the Contracts that are material and currently pending and/or in effect are listed on Schedule 3.15, including, but not limited to, all Contracts providing for payments by or to the Company in excess of Ten Thousand Dollars ($10,000) in any fiscal year or Twenty-Five Thousand Dollars ($25,000) in the aggregate during the term thereof;

(c)            All of the Contracts are in full force and effect, are valid and enforceable in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights in general or by general principles of equity. No condition exists or event has occurred which, with notice or lapse of time or both, would constitute a default, accelerate the maturity or performance, or permit modification, cancellation or termination by the other party of any of the Contracts or any other contracts, agreements, or commitments which involve the Company.

(d)            There are no renegotiations of, or (to the knowledge of the Company or the Shareholders) attempts to renegotiate, or outstanding rights to renegotiate, any amounts paid or payable to the Company, under current or completed contracts, agreements, or commitments with any person or entity having the contractual or statutory right to demand or require such renegotiation. No such person or entity has made written demand for such renegotiation.

(e)            The Company is not a party to or bound by (i) any outstanding contracts with officers, employees, agents, consultants, advisors, salesmen, sales representatives, distributors or dealers that are not cancelable by the Company on notice of not longer than 10 days and without liability, penalty or premium; (ii) any agreement or arrangement providing for the payment of any bonus or commission based on sales or earnings; or (iii) any agreements that contain any severance or termination pay, liabilities or obligations.

(f)            The Company is not a party to any licensing agreement, either as licensor or licensee, other than licenses of “off the shelf” software and operating systems software entered into in connection with computers acquired by the Company in the ordinary course of its business.

(g)            The Company is not restricted or purported to be restricted by agreement or otherwise (other than by laws, rules and regulations of general applicability) from carrying on its Business anywhere in the United States or elsewhere.

(h)            The Company is not a guarantor of or for the obligations or liabilities of any other person, firm or corporation, including without limitation, any of the Shareholders.

3.16            Premises.  The Company owns no real estate.  The Company leases the premises at 9431 Foster Wheeler Road, Dansville, New York (the “Premises”), under a Commercial Lease agreement with the Landlord.  The Company leases no other real property.  In connection with or prior to the Closing, the Company will execute a new lease agreement with Landlord, a complete copy the form of which lease is attached as Exhibit 3.16 hereto (the “New Lease”).  As of the Closing, the Company will have no agreement, understanding, or obligation whatsoever with or to the Landlord with respect to the Premises other than as set forth in the New Lease.  Under the New Lease, the Company will have the right to continue to occupy the Premises from the Closing Date through December 2014 under the terms and conditions of the New Lease.

3.17            Litigation. Except as set forth in Schedule 3.17 attached hereto:  (i) there are no claims, lawsuits, actions, arbitrations, administrative or other proceedings pending against the Company and, to the best knowledge of the Shareholders, no such matter is threatened and there is no basis for any such action; (ii) to the best knowledge of the Shareholders, there are no governmental or administrative investigations or inquiries pending that involve the Company; (iii) there are no judgments against or consent decrees binding on the Company or its assets; and (iv) all claims, lawsuits, actions, arbitrations, administrative or other proceedings pending against the Company have been reported to the appropriate insurance carrier and, except as indicated in Schedule 3.17 attached hereto, the Company has not received a notice of denial of coverage or a reservation of rights.  Except as set forth in Schedule 3.17 attached hereto there are no claims, lawsuits, actions, arbitrations, administrative or other proceedings pending against any Shareholder which may prevent, interfere with or otherwise delay the consummation of the transactions contemplated by this Agreement or the valid sale of the Shares to Purchaser and, to the best knowledge of the Shareholders, no such proceeding is threatened and there is no basis for any such action.

 3.18      Environment, Health and Safety.

(a)
Except as set forth on Schedule 3.18, the Company and the Premises are, and at all times prior hereto have been, in compliance with any and all Environmental Laws and Health and Safety Laws, and no Claim relating to a violation of any such laws has been made with respect to the Company, the operation of the Business or the Premises.

(b)
Except as set forth on Schedule 3.18, there is no Environmental or Health and Safety Circumstance related to the Premises or to past or present operations of the Company on or off any of the properties, facilities or premises on which the Business has been operated.

(c)
Except as set forth on Schedule 3.18, the Company has not, either expressly or by operation of law, assumed or undertaken any liability, including without limitation, any obligation for corrective or remedial action, of any other person or entity with respect to any Environmental Law, nor has the Company caused, permitted or allowed any “release” (as defined in 42 U.S.C. § 9601(22)) of any Hazardous Substance, Pollutant or Contaminant on the Premises or on any other real property owned, leased, operated or used by the Company in connection with the Business.

(d)
Except as set forth on Schedule 3.18, the Company has obtained (or has pending timely filed applications for) any and all environmental permits legally required to operate the Company and any assets used in connection therewith.

(e)
The Shareholders have provided Purchaser with copies of any and all environmental reports conducted by or for them with respect to the Premises and any other real property owned, leased, operated or used by the Company in connection with its operations and the conduct of the Business.

(f)	For purposes of this Section 3.18:

(i)            “Environmental Law” means any federal, state or local statute, rule, regulation or ordinance having as its primary purpose the protection of the environment or the protection of human health from the effects of environmental pollutants and any permit, license or authorization required thereunder, as well as common law.

(ii)            “Health and Safety Law” means any federal, state or local statute, rule, regulation or ordinance having as its primary purpose the protection of worker safety or health in the workplace.

(iii)            “Hazardous Substance, Pollutant or Contaminant” means any “hazardous substance” as defined in 42 U.S.C. § 9601(14), any “pollutant or contaminant” as defined in 42 U.S.C. § 9601(33), and petroleum, including crude oil or any fraction thereof.

(iv)            “Claim” means and includes any claim, action, suit, demand, administrative proceeding, notice of violation, notice of deficiency, or general notice of potential liability alleging any failure to comply with or any liability under any Environmental Law or Health and Safety Law, including, without limitation, any liability under common law for damages or injury to person or property.

(v)            “Environmental or Health and Safety Circumstance” means any fact, circumstance, activity, practice, incident, action, plan or condition which would constitute a failure to comply with any Environmental Law or Health and Safety Law, or would give rise to potential liability under any such Law.

3.19            Labor Matters.  The Company is not a party to any collective bargaining agreement and has not been the subject of any union activity or labor dispute.  There has not been any strike of any kind called or threatened to be called against the Company.  The Company is not experiencing any labor troubles or strikes, work stoppages, slow-downs or other material interference with the Business by labor.

3.20            Tax Matters.

(a)            For purposes of this Agreement, (i) “Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Internal Revenue Code of 1986, as amended (the “Code”), customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and (ii) “Tax Return” means any return, report, information return, or other document (including any related or supporting information) filed or required to be filed with any taxing authority in connection with its determination, assessment, collection, administration, or imposition of any Tax.

(b)            Except as set forth in Schedule 3.20(b), the Company has or on the Closing Date will have duly and timely filed each and every Tax Return then due and has duly and timely paid all Taxes and other charges (whether or not shown on any Tax Return) due or claimed to be due from it by federal, foreign, state, or local taxing authorities or has or will have set up an adequate reserve in the Financial Statements in accordance with GAAP for all Taxes payable.  True and correct copies of all Tax Returns relating to federal taxes and state income and sales taxes and other charges for the periods ending December 31, 2005 and 2006 have been heretofore delivered to Purchaser, together with any exemption certificates or other material Tax documents and correspondence with any taxing authority.  The Company has not received any written notice of any deficiencies for any Taxes.  There are no Liens for Taxes upon any properties or assets of the Company (whether real, personal, or mixed, tangible or intangible) other than for Taxes not yet due, and there are no pending or, to the Shareholders’ knowledge, threatened audits or examinations relating to, or claims asserted for, Taxes or assessments against the Company, and the Shareholders have no knowledge of any basis for any such claims.  The Company has not been granted or been requested to grant any extension of the limitation period applicable to any claim for Taxes or assessments with respect to Taxes.  The Company is not a party to any Tax allocation or sharing agreement.  The Company is not liable for the Taxes of any “Affiliated Group” under Treasury Regulation 1.1502-6 (or any similar provision of state, local, or foreign law).  The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or stockholder.

(c)            Schedule 3.20(c) attached hereto lists each jurisdiction in which the Company files or has filed Tax Returns for each period or portion thereof ending on or before the date of this Agreement.

(d)            Schedule 3.20(d) attached hereto lists each state within the United States and also each country other than the United States in which the Company has either had (a) sales; (b) employees physically working; or (b) equipment physically located since January 1, 2005.

(e)            Except as set forth in Schedule 3.20(e) attached hereto, there is no claim that has been made and is outstanding against the Company by any taxing authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(f)            The Company is not a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code § 280G (or any corresponding provision of state, local, or foreign Tax law).  The Company has not been a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii).

(g)            The unpaid Taxes of Company (i) did not, as of the date of the Financial Statements, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet contained in such Financial Statements (rather than in any notes thereto) and (ii) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of Company in filing its Tax Returns.

(h)            The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)             change in method of accounting for a taxable period on or prior to the Closing Date;

(ii)             “closing agreement” as described in Code § 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii)             installment sale or open transaction disposition made on or prior to the Closing Date; or

(iv)             prepaid amount received on or prior to the Closing Date.

(i)            As of the date hereof, the Company currently receives, and has met or fulfilled, and as of the Closing Date the Company will have met or fulfilled, all conditions necessary as of such dates to maintain eligibility for, the Empire Zone income tax credits that are listed on Schedule 3.20(i), and the change of ownership or control and performance of the transactions contemplated by this Agreement will not affect the Company’s eligibility for, or the continued receipt or enjoyment of, such credits.  Purchaser acknowledges that the Company will have to satisfy certain requirements after the Closing Date to maintain eligibility for such credits (the “Empire Zone Requirements”).  For avoidance of doubt, the Shareholders shall have no liability or responsibility to the Purchaser if and to the extent that the benefits of any such credits are lost by reason of any action or failure to act on the part of the Purchaser, the Company, or any agent of the Purchaser or the Company (other than the execution, delivery and performance of this Agreement), on or after the Closing Date, with respect to the Empire Zone Requirements.

3.21            Employees.  Except the agreements described in Schedule 3.21 attached hereto, the Company has no employment agreements with its employees and all such employees are employed on an “at will” basis.  All wages, benefits and other amounts due and owing to, or on behalf of, all of Company’s employees have been paid by the Company in accordance with all applicable agreements, laws and regulations.

3.22            Employee Benefit Plans.

(a)            Except as set forth in Schedule 3.22 (“Company’s Employee Benefit Plans”), the Company does not maintain or contribute to (or have the obligation to contribute to) any Employee Benefit Plans.  Full titles and descriptions of all of Company’s Employee Benefit Plans are attached to Schedule 3.22 and copies of all such written Plans have been made available to Purchaser.  With respect to Company’s Employee Benefit Plans, the Company has made all payments required to be made by it on or prior to the Closing Date.

(b)            Except as set forth on Schedule 3.22 hereto, each of the Company’s Employee Benefit Plans and any related trust agreements, annuity contracts, insurance contracts or other instruments are in compliance both as to form and operation with the requirements of applicable state and federal law, including but not limited to ERISA and the Code, and have been administered in accordance with their terms.  Each of the Company’s Employee Benefit Plans intended to qualify under Section 401(a) of the Code is so qualified, and no event or condition has occurred that would reasonably be expected to have an adverse effect on the qualified status of such plan.

(c)            The Company does not sponsor or contribute to, and no employees of the Company participate in, a “pension plan” (within the meaning of Section 3(2) of ERISA) that is subject to Section 302 of ERISA or Section 412 of the Code.

(d)            The Company is not now nor has ever been a contributing employer with respect to any “multiemployer plan” within the meaning of Sections 3(37) and 4001(a)(3) of ERISA.   For the avoidance of doubt, the Company is a non-contributing employer with respect to a multiemployer plan as set forth in Schedule 3.22.

(e)            All reports and applications relating thereto required by any government agency have been timely filed and all contributions required to be made to each Employee Benefit Plan under the terms of such plan, ERISA, the Code or other applicable law have been timely made.

(f)            The Company has not engaged in, and no fiduciary of any such employee benefit plan has engaged in, any “prohibited transaction” in violation of Section 406 of ERISA or within the meaning of Section 4975 of the Code for which no exemption exists under ERISA or the Code.  No investigation, audit, action, claim or litigation has been commenced or, to the knowledge of Company or any of the Shareholders, threatened (other than routine claims for benefits) with respect to any of the Company’s Employee Benefit Plans, nor is the Company or any of the Shareholders aware of any facts which reasonably could be expected to form the basis of such investigation, audit, action, claim or proceeding.

(g)            Except as disclosed on Schedule 3.22, the Company does not maintain or contribute to any employee benefit plan which provides, and has no liability or obligation to provide, life insurance, medical or other employee welfare benefits to any employee (or such employee’s beneficiary) upon such employee’s retirement or termination of employment, except as may be required by federal, state or local laws, rules or regulations, and the Company has never represented, promised or contracted to any employee that such employee would be provided with life insurance, medical or other employee welfare benefits upon such employee’s retirement or termination of employment, except to the extent required by federal, state or local laws, rules or regulations.

(h)            Each of the Company’s Employee Benefit Plans which is a “group health plan” as defined in Section 5000(b)(1) of the Code has been operated in compliance with the requirements of Section 4980B of the Code and Sections 601 through 608 of ERISA (COBRA), and each such plan, to the extent applicable, is in compliance with the privacy, security and other provisions of the Health Insurance Portability and Accountability Act of 1996 (HIPAA).

(i)            Except as set forth on Schedule 3.22 hereto, the consummation of the transactions contemplated by this Agreement will not (A) entitle any individual to severance pay or (B) accelerate the time of payment, vesting or increase the amount of compensation due to any such individual.

(j)            Except as set forth on Schedule 3.22 hereto, there is no circumstance, event or condition which reasonably could be expected to cause the Company to incur any liability in respect of an employee benefit plan maintained by any entity which is (or at any relevant time was) a member of a “controlled group of corporations” (within the meaning of Section 414(c) of the Code) with the Company or under “common control” (within the meaning of Section 414(c) of the Code) with the Company.

(k)            “Employee Benefit Plan” means (i) any employee benefit plan, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”), and (ii) any other plan, trust agreement or arrangement for any bonus, severance, hospitalization, vacation, incentive or deferred compensation, pension or profit-sharing, retirement, payroll savings, stock option, equity compensation, group insurance, death benefit, fringe benefit, welfare or any other employee benefit plan or fringe benefit arrangement of any nature whatsoever, including those benefiting retirees or former employees.

3.23            Compliance with Laws.  Except as set forth in Schedule 3.23, the Company is not and has not been in violation of, and the Company’s Businesses have been and are being conducted in accordance with, all federal, state, municipal, foreign and other laws, regulations, orders and other legal requirements applicable thereto (collectively, “Rules”), except where such violation or non-compliance could reasonably be expected to have a Material Adverse Effect, and neither the Company nor any of the Shareholders has knowledge or reason to know of, nor received notice of, any violation or alleged violation by the Company of any Rule.  For purposes of this Section 3.23 only, the term Material Adverse Effect shall mean a Loss in excess of $1,000.

3.24            Corporate Minute Books.  The minute books of the Company have been maintained in the Company’s usual, regular and ordinary manner and contain, in all material respects, complete minutes of annual and special meetings of the Board of Directors and the shareholders and any consents in lieu thereof, and the signatures therein are the true signatures of the persons purporting to have signed them.  The stock ledgers of the Company are complete and accurate.  Such minute books and stock ledgers have been delivered to the Purchaser.

3.25            Bank Accounts.  Schedule 3.25 lists: (i) all accounts, safe deposit boxes and current receivable collection boxes maintained by the Company at any bank or other financial institution and the names of the persons currently authorized to effect transactions in such accounts or with access to such boxes; and (ii) the names of all persons, firms, associations, corporations or business organizations holding general or special powers of attorney from the Company and a description of the terms thereof.

3.26            Broker’s or Finder’s Fee.  Neither the Company nor any of the Shareholders have employed, or are liable for the payment of any fee to, any finder, broker, consultant or similar person in connection with the transactions contemplated by this Agreement.

3.27            Customers.  Except as listed on Schedule 3.27, neither the Company nor any Shareholder has received any notice or has knowledge that any of the Company’s customers intends to terminate or reduce its commercial relationship with the Company, and no customer has terminated or materially reduced its commercial relationship with the Company in the last twelve (12) months.

3.28            Product and Service Warranty.  Except as listed on Schedule 3.28, to the knowledge of the Shareholders, the Company has no liability (whether known or unknown and whether absolute or contingent) for the replacement or rework of products or services sold or delivered by the Company or other damages in connection therewith, and no product or service sold or delivered by Company is subject to any guaranty, express warranty or other indemnity.

3.29            Inventory.  The inventory of the Company as of November 30, 2007 is as set forth on Schedule 3.29 hereto.  There has been no material change in the inventory since that date other than changes consistent with past practices of the Company in the ordinary course of business.  All inventory of the Company is of a quality salable in the ordinary course of business consistent with the past practices, subject to normal allowances for outdated or damaged items, which allowances are not material. The Company’s current inventory includes sufficient quantities of raw materials, as consistent with the past practices of the Company in the ordinary course of business, for the normal operation of the Business on the Closing Date.

3.30            Accounts Payable and Receivable.  A true, accurate, and complete statement of the accounts payable and receivable of the Company as of November 30, 2007 is as set forth on Schedule 3.30 hereto.  There has been no material change in the balance of accounts payable and accounts receivable since that date other than changes consistent with past practices of the Company in the ordinary course of business.  All accounts payable and receivable are valid obligations arising from sales actually made or services actually performed by the Company in the ordinary course of business.  All accounts receivable are collectible in the ordinary course of business.

            3.31            Related Party Transactions.
  Except as listed on Schedule 3.31, no Shareholder, nor any entity in which any of the Shareholders, directly or indirectly, owns any beneficial interest (a “Related Party”), has any direct or indirect interest in:  (i) any contract, arrangement or understanding with, or relating to the Business or operations of, the Company; (ii) any loan, arrangement, understanding, agreement or contract for or relating to indebtedness of the Company; (iii) any property (real, personal or mixed), tangible or intangible, used in the Business or operations of the Company; or (iv) any business or entity that competes with the Company.   Except as listed on Schedule 3.31, the Company does not owe and is not obligated to pay any of the Shareholders or any Related Party any amount, and none of the Shareholders nor any Related Party has any claim of any kind against the Company or any affiliate, employee, officer or director of the Company.

3.32            Grants.  As of the date hereof, the Company participates in employment reporting activities related to two grants in which Dansville Properties, LLC is the grant recipient, the Small Cities grant (the “SC Grant”) and the Empire State Development grant (the “Empire Grant”) that are listed on Schedule 3.32.  To the Shareholders’ knowledge, the change of ownership or control and performance of the transactions contemplated by this Agreement will not affect eligibility for, or the continued receipt or enjoyment of, such grants.  Purchaser acknowledges that, the Company  will have to satisfy certain requirements after the Closing Date

(the “Grant Requirements”) in order for such grants to remain in effect.  For avoidance of doubt, the Shareholders shall have no liability or responsibility to the Purchaser if and to the extent that the benefits of any such grants are lost by reason of any action or failure to act on the part of the Purchaser, the Company, or any agent of the Purchaser or the Company (other than the execution, delivery and performance of this Agreement), on or after the Closing Date, with respect to the Grant Requirements.

3.33            No Omissions or Misstatements.  None of the statements or information included in this Agreement or in the Schedules hereto, or other documents furnished or to be furnished by any of the Shareholders or the Company, or any of their representatives, contains any untrue statement of a material fact or is misleading in any material respect or omits to state any material fact necessary in order to make any of the statements herein or therein not misleading in light of the circumstances in which they were made.  Shareholders have fully disclosed to the Purchaser all material facts known to them affecting the Company.

3.34            Securities Matters.  In connection with the Company’s compliance with applicable securities laws, the Shareholders acknowledge, understand, agree, represent and warrant that:

a.            The issuance of the MISCOR Shares to the Shareholders pursuant to this Agreement has not been and is not being registered under the Securities Act of 1933, as amended (“1933 Act”) or any applicable state securities laws, and the Company has no obligation to register any such MISCOR Shares under such laws. The Shareholders may be required to hold the MISCOR Shares indefinitely.

b.            The Shareholders shall not transfer any Shares, or any interest in any Shares, unless (i) the transfer is registered under the 1933 Act and applicable state securities laws, or (ii) the Shareholders shall have delivered to the Company an opinion of counsel acceptable to the Company to the effect that the transfer complies with an applicable exemption from such registration.

c.            The Shareholders are acquiring the MISCOR Shares for their own account, not as a nominee or agent for or with the funds of another person, for investment purposes and not with a present view towards resale or other distribution.

d.            Shareholder Mehlenbacher alone represents that he is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D under the 1933 Act.  Each Shareholder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the MISCOR Shares.

e.            The Shareholders are not executing this Agreement and acquiring the MISCOR Shares as a result of any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or any other general solicitation.

f.            The Shareholders have conducted their own due diligence examination of MISCOR’s business, management, financial condition, results of operations, properties and prospects.  In connection with such investigation, the Shareholders and their representatives (i) have reviewed the Company’s SEC filings, including but not limited to its periodic reports, proxy statements, and all financial statements and exhibits included therein or incorporated by reference, (ii) have been given an opportunity to ask questions, to the extent Shareholders considered necessary, and have received answers from, officers of the Company concerning the business, finances and operations of the Company and information relating to the offer and sale of the MISCOR Shares, and (iii) have received or had an opportunity to obtain such additional information as they deem necessary to make an informed investment decision with respect to their acquisition of the MISCOR Shares and to verify the accuracy and completeness of information received from the Company.

g.            MISCOR has not made any and makes no representation or warranty, express or implied, other than the express representations and warranties of the Company in Article 5, and in particular makes no representation or warranty with respect to any other documents or information provided or made available to the Shareholders or their representatives regarding the Company or the MISCOR Shares. For purposes of the transactions contemplated by this Agreement and the other Transaction Documents, the Shareholders may rely only on the express representations and warranties of the Company in Article 5, and that the Shareholders are not entitled to rely on any representation or warranty of the Company that Shareholders know before Closing is not accurate or complete.

h.            Until such time as the resale of the MISCOR Shares has been registered under the 1933 Act and applicable state securities laws or otherwise may be sold pursuant to an exemption from registration, certificates evidencing the MISCOR Shares may bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of the certificates evidencing such Shares):

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAW OF ANY STATE.  THE SHARES MAY NOT BE SOLD OR OFFERED FOR SALE UNLESS THEY HAVE FIRST BEEN SO REGISTERED OR UNLESS THE COMPANY RECEIVES A WRITTEN OPINION FROM LEGAL COUNSEL ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.”

i. MISCOR is relying upon the truth and accuracy of, and the Shareholders’ compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Shareholders set forth herein to determine the availability of exemptions from the registration requirements of the 1933 Act and applicable securities laws and the eligibility of the Shareholders to acquire the MISCOR Shares pursuant to this Agreement.

j.  Each of the Shareholders is a resident of the State of New York.  The Shareholders acknowledge and agree that the offer and sale of the MISCOR Shares has occurred in the State of New York.

Article IV.  Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to the Shareholders as follows:

4.01            Organization and Qualification. Purchaser is a corporation duly organized and validly existing under the laws of the State of Indiana.  Purchaser has full power and authority, and all licenses, permits, and authorizations necessary, to consummate the transaction contemplated by this Agreement.

4.02            Authority.  Purchaser has the full right, power and authority to execute, deliver and carry out the terms of this Agreement and all documents and agreements necessary to give effect to the provisions of this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery and consummation of this Agreement, and all other agreements and documents executed in connection herewith by Purchaser have been duly authorized by all necessary corporate action on the part of Purchaser.  No other action, consent or approval on the part of Purchaser or any other person or entity, is necessary to authorize the due and valid execution, delivery and consummation of this Agreement and all other agreements and documents executed in connection hereto by Purchaser.

4.03            Enforceability.  This Agreement and all other agreements and documents executed in connection herewith by Purchaser shall constitute the valid and binding obligations of Purchaser and are enforceable in accordance with their respective terms, except as the enforcement hereof (or thereof) may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights in general or by general principles of equity.

4.04	Corporate Action

.  Purchaser has taken all corporate action required to enter into and performits obligations pursuant to this Agreement and to issue and sell the Purchaser Shares, except that (a) Purchaser has not completed the process of increasing the number of authorized shares available for issuance, which is a necessary precondition to Purchaser issuing the Purchaser Shares, and which process is expected to be completed on or around February 7, 2008 and (b) Purchaser represents that it will promptly take all such action, including taking a vote of its shareholders, as may be necessary or appropriate in order to increase the number of its authorized shares. The Purchaser Shares, when issued, sold and delivered in accordance with the terms of this Agreement, will be duly and validly issued, fully paid, non-assessable and are notsubject to preemptive rights , rights of first refusal  or other preferential rights in any present or future shareholders of the Company, will not be subject to any lienor encumbrance of any natureand will not conflict with any provision of any agreement or instrument to which the Company is a party or by which it or its property is bound.

4.05            Absence of Default.  The execution, delivery and consummation of this Agreement, and all other agreements and documents executed in connection herewith by Purchaser, will not constitute a violation of, or be in conflict with, and will not, with or without the giving of notice or the passage of time, or both, result in:  (i) a breach of, constitute a default under, create (or cause the acceleration of the maturity of) any debt, indenture, obligation or liability affecting Purchaser or its business; (ii) the creation or imposition of any security interest, lien, charge or other encumbrance upon Purchaser, or otherwise adversely affect Purchaser or its business under: (A) any term or provision of its Articles of Incorporation or  Bylaws; (B) any contract, lease, purchase order, agreement, document, instrument, indenture, mortgage, pledge, assignment, permit, license, approval or other commitment to which Purchaser is a party or by which Purchaser is bound; (C) any judgment, decree, order, regulation or rule of any court or regulatory authority; (D) any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or governmental authority or arbitration tribunal to which Purchaser is subject; or (iii) a violation of or conflict with any term or provision of the Articles of Incorporation or Bylaws of the Purchaser.  The Purchaser is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any governmental or regulatory agency or any other third party in order for it to consummate the transactions contemplated by this Agreement.

4.06            Litigation and Investigations.  There is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Purchaser has knowledge or received any notice of assertion against Purchaser, which in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

               4.07             SEC Filings; Financial Statements.  Each registration statement, report, proxy statement or information statement (as defined in Regulation 14C under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of Purchaser prepared by it since December 31, 2006, in the form (including exhibits and any amendments thereto) filed with the U.S. Securities and Exchange Commission (the "SEC") (collectively, the "Purchaser Reports"), at the time filed with the SEC (i) complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date.  Each of the consolidated balance sheets included in or incorporated by reference into the Purchaser Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent as of its date, and each of the consolidated statements of income, retained earnings and cash flows included in or incorporated by reference into the Purchaser Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of Parent for the periods set forth therein, in each case in accordance with GAAP consistently applied throughout the periods indicated, except as may be noted therein (subject, in the case of unaudited statements, to normal year-end audit adjustments, the lack of footnotes or condensed or summary formats).  Except as disclosed in writing to the Company or otherwise publicly disclosed by Purchaser, since the date of the most recent Purchaser Report, (a) there has not been a Material Adverse Effect, and Purchaser has not incurred any liabilities or obligations of a nature that would require such liabilities or obligations to be reflected on, or reserved against in, a balance sheet or in the notes thereto prepared in accordance with GAAP as historically applied by Purchaser except liabilities or obligations incurred in the ordinary course of business which have not had a Material Adverse Effect.

4.08            Broker’s or Finder’s Fee.  Purchaser has not employed, nor is Purchaser liable for the payment of any fee to any finder, broker, consultant or similar person in connection with the transactions contemplated by this Agreement.

4.09            No Omissions or Misstatements.  None of the statements or information included in this Agreement or the Schedules hereto, or other documents furnished or to be furnished by Purchaser to the Shareholders, or any of their representatives, contains any untrue statement of a material fact or is misleading in any material respect or omits to state any material fact necessary in order to make any of the statements herein or therein not misleading in light of the circumstances in which they were made.

Article V.  Related Agreements and Conditions to Close

5.01            Related Agreements.

(a)            At the Closing, each Shareholder shall enter into an ancillary non-competition/non-solicitation agreement with the Company, for a term of three (3) years from the Closing Date, which agreements are attached hereto as Exhibit 5.01(a)(1), Exhibit 5.01(a)(2), Exhibit 5.01(a)(3), Exhibit 5.01(a)(4), and Exhibit 5.01(a)(5).

(b)            At the Closing, the Company and the Landlord shall enter into the New Lease.

(c)            At the Closing, the Company shall enter into a mutual services contract with LMCIC and LMC Power, including a provision by which LMCIC shall provide the Company with a credit of One Hundred Thousand Dollars ($100,000.00) toward the provision of services to the Company by LMCIC, which agreement is attached hereto as Exhibit 5.01(c).

(d)            At the Closing, the Landlord, Purchaser and the Company (with the consent of the Purchaser) shall enter into an agreement pursuant to which the Company shall use its commercially reasonable efforts to satisfy certain reporting requirements and other requirements made known to it with respect to the SC Grant and the Empire Grant, and shall receive certain benefits of the Empire Grant, which agreement is attached hereto as Exhibit 5.01(d).

(e)            Each of Mehlenbacher, Coll and Rizzieri hereby agree that, for one (1) year following the Closing Date, for no additional consideration, they will make themselves reasonably available at the current business premises of the Company for consultations with Company and Purchaser employees to facilitate the transition of Company management and other reasonable related assistance; provided that Mehlenbacher, Coll and Rizzieri shall not, collectively, be required to devote more than fifty (50) hours in any one month nor more than six hundred (600) hours in the aggregate to such consultation.

5.02            Conditions to Obligations of Shareholders.   All obligations of Shareholders under this Agreement are subject to the fulfillment, at or prior to the Closing, of the following conditions, any one or more of which may be waived in writing by the Shareholder

Representative:

(a)            All representations and warranties made by Purchaser in this Agreement qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing as though made at and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date). Purchaser shall have delivered to the Shareholder Representative a certificate of its President, signed and dated as of the Closing Date, to the foregoing effect.

(b)            Purchaser shall have delivered all documents and agreements described in Section 5.01 and Article VII, and otherwise performed in all material respects all obligations required under this Agreement and any other agreements referenced herein to be performed by it on or prior to the Closing Date. Purchaser shall have delivered to the Shareholder Representative a certificate of its President, signed and dated as of the Closing Date, to the foregoing effect.

(c)            No order of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated hereby, and there shall not have been threatened, nor shall there be pending, any action or proceeding by or before any court or governmental agency or other regulatory or administrative agency or commission, challenging any of the transactions contemplated by this Agreement.

(d)            The Shareholder Representative shall have received such other certificates, instruments and documents, reasonably satisfactory in form and substance to the Shareholder Representative, in confirmation of the representations and warranties of Purchaser or in furtherance of the transactions contemplated by this Agreement as the Shareholder Representative or its counsel may reasonably request.

(e)            The Company shall have delivered to the Shareholder Representative, with respect to each obligation of the Company guaranteed in whole or in part by each Shareholder and listed on Schedule 2.03(b) attached hereto, either (i) a release of such guaranty or (b) evidence satisfactory to the Shareholder Representative that such obligation has been satisfied.

5.03            Conditions to Obligations of Purchaser.  All obligations of Purchaser under this Agreement are subject to the fulfillment, at or prior to the Closing, of the following conditions, any one or more of which may be waived in writing by Purchaser:

(a)            All representations and warranties made by Shareholders in this Agreement qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing as though made at and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date). Shareholders shall have delivered to Purchaser a certificate, signed and dated as of the Closing Date, to the foregoing effect.

(b)            Each of the Shareholders shall have delivered all documents and agreements to which he is a party or signatory described in Section 5.01 and Article VI, and each of the Shareholders shall have otherwise performed in all material respects all obligations required under this Agreement and in any agreement referenced herein to be performed by him on or prior to the Closing Date. The Shareholders shall have delivered to Purchaser a certificate, signed and dated as of the Closing Date, to the foregoing effect.

(c)            No order of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated hereby, and there shall not have been threatened, nor shall there be pending, any action or proceeding by or before any court or governmental agency or other regulatory or administrative agency or commission, challenging any of the transactions contemplated by this Agreement.

(d)            All consents, waivers, authorizations and approvals required in connection with the execution, delivery and performance of this Agreement, as contemplated hereby, shall have been duly obtained and/or assumed, including but not limited to any consent or authorization necessary under any contract between the Company and any third-party, with respect to the change in ownership and control contemplated hereby.

(e)            Purchaser shall have received certificates representing the Shares, free and clear of all Liens and duly endorsed for the transfer of such Shares to Purchaser, together with such other certificates, instruments and documents, reasonably satisfactory in form and substance to Purchaser, in confirmation of the representations and warranties of each Shareholder or in furtherance of the transactions contemplated by this Agreement as Purchaser or its counsel may reasonably request.

(g)            All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body or any other third party (including lenders and lessors) required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made.

(h)            On or prior to the Closing Date, there shall have been no loss, damage or destruction to the Assets which materially impairs the use or the value of the Assets or the Company. The Company shall not have suffered any material adverse change in its financial condition, results of operations, assets, liabilities, or business, except such changes as reflect or result from losses of the Company that are consistent in amount with its losses during prior periods.

(i)            Purchaser shall have received (i) final state and local tax lien and Uniform Commercial Code financing statement searches disclosing all Liens on the assets of the Company; and (ii) written releases from the holders of any such Liens with respect thereto.

Article VI.  Deliveries by Shareholders at Closing

At Closing, the Shareholders shall deliver to Purchaser the following documents in form and substance reasonably satisfactory to Purchaser:

6.01            Documents Relating to Title.  Shareholders shall execute, acknowledge, deliver and cause to be executed, acknowledged and delivered to Purchaser:

(a)            Stock certificates, registered in the name of the Shareholders, free and clear of all Liens, duly endorsed by Shareholders or with stock powers attached, representing all of the issued and outstanding capital stock of the Company;

(b)            The resignation of each member of the Board of Directors and each officer of the Company effective as of the Closing;

(c)            The Shareholders and the Company shall have delivered to Purchaser an opinion of legal counsel, dated the Closing Date, in the form of Exhibit 6.01(c);

(d)            The Shareholders shall have entered into an agreement terminating any and all existing shareholders, stock purchase and transfer restriction and similar agreements, in a form acceptable to Purchaser.

(e)            The Shareholders and the Company shall have entered into all related agreements identified in Section 5.01.

(f)            The Shareholders shall have delivered all instruments and documents necessary to release any and all Liens on the Shares and/or Assets, including appropriate UCC financing statement amendments and termination statements.

6.02            Corporate Existence and Certified Corporate Resolution.  Shareholders shall deliver to Purchaser a certificate of good standing for Company from the Nevada Secretary of State, issued within fifteen (15) days of the Closing Date, together with certificated copy of the corporate resolutions of the Company authorizing the transactions contemplated herein.

6.03            Third-Party Consents and Releases.  Shareholders shall deliver to Purchaser all consents, estoppels, approvals, releases, filings and authorizations of third-parties that are necessary or advisable for the legal and proper execution, delivery and consummation of this Agreement and the transactions contemplated hereunder, including, but not limited to, (i) releases from all holders of Liens with respect to the Assets and/or the Shares and (ii) pay-off letters in respect of indebtedness set forth on Schedule 2.03(b) which is to be repaid as of the Closing with the Capital Advance, as provided for in Section 2.03(b).

6.04            Releases and Estoppel Certificates.  Shareholders shall deliver to Purchaser a release and cancellation of all pre-Closing contractual arrangements between the Company and LMCIC; LMC Power Systems, Inc.; the Landlord; and/or any Shareholder or Related Party, which agreement is attached hereto as Exhibit 6.04(a).  Shareholders shall also deliver to

Purchaser a general release of the Company from any and all other liability or claims that may have existed prior to the Closing Date, which release agreements are attached hereto as Exhibit 6.04(b)(1), Exhibit 6.04(b)(2), Exhibit 6.04(b)(3), Exhibit 6.04(b)(4), and Exhibit 6.04(b)(5).

6.05            Additionally Requested Documents; Post-Closing Assistance.  At the reasonable request of Purchaser at Closing and at any time or from time to time thereafter, Shareholders shall cooperate with Purchaser to put Purchaser in actual possession and operating control of the Company, execute and deliver such further instruments of sale, conveyance, transfer and assignment as Purchaser may reasonably request in order to effectively convey, transfer and assign the same to Purchaser and take such other actions as Purchaser may reasonably request to release Purchaser and the Company from all obligation and liability with regard to any obligation or liability retained or assumed by Shareholders and to otherwise effectuate the intent of this Agreement and the transactions contemplated hereby.

Article VII.  Deliveries by Purchaser at Closing

At Closing, Purchaser shall deliver or cause to be delivered to the Shareholder Representative the following in a form and substance reasonably satisfactory to the Shareholder Representative:

7.01            Corporate Existence and Certified Board Resolutions.  Purchaser shall deliver to the Shareholder Representative a certificate of existence of the Purchaser from the Indiana Secretary of State, together with a certified copy of the resolutions of the Board of Directors of Purchaser authorizing the execution, delivery, consummation and performance of this Agreement and the transactions contemplated hereby, together with all other documents executed in connection herewith.

7.02            Third-Party Consents.  Purchaser shall deliver to the Shareholder Representative all consents, approvals, releases, filings and authorizations of third-parties that are necessary or advisable for the legal and proper execution, delivery, consummation and performance of this Agreement and the transactions contemplated hereunder.

7.03            The Purchaser shall have delivered to the Shareholders an opinion of legal counsel, dated the Closing Date, in the form of Exhibit 7.03.

7.04            Related Agreements.  Purchaser shall execute and deliver to the Shareholder Representative all related agreements identified in Section 5.01.

Article VIII.  Survival of Provisions and Indemnification

8.01            Survival.  The respective representations, warranties and covenants of each of the parties contained in this Agreement, or any schedule, exhibit, certificate, document or agreement delivered pursuant hereto, shall be deemed to have been relied upon by the parties hereto and shall survive the Closing, and the consummation of the transactions contemplated hereby as follows: (a) the representations and warranties contained in Sections 3.01, 3.02, 3.03, and 3.04,   4.01, 4.02, and 4.03 shall survive indefinitely and shall not terminate; (b) the representations and warranties contained in Sections 3.18, 3.19. 3.20, 3.21 and 3.22 shall survive the Closing until 90 days following the expiration of the applicable statute of limitations with respect to the particular matter that is the subject matter thereof and (c) all other representations and warranties shall survive for a period of two (2) years after the Closing Date; provided, that any representation or warranty in respect of which indemnity may be sought under this Article VIII, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 8.01if notice of the breach thereof giving rise to such right or potential right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.  The covenants and agreements of the parties contained in this Agreement shall remain operative and in full force and shall survive until the performance by the applicable party hereto of such covenant and agreement.  No investigation by the parties made heretofore or hereafter shall affect the representations and warranties of the parties contained in or made pursuant hereto.

8.02            Indemnification by Shareholders.  Subject to the other provisions of this Article, Shareholders shall, jointly and severally (except as to the representations contained in Section 3.03, as to which the Shareholders shall indemnify the Purchaser severally and not jointly), promptly indemnify, defend, and hold harmless Purchaser and its shareholders, directors, officers, employees, agents, successors and assigns from and against any and all claims, liabilities, losses, costs, and expenses (including reasonable costs of investigation, court costs and attorneys and other legal fees actually incurred) and other damages (collectively, “Losses”) based upon, attributable to, or resulting from (a) any breach by any Shareholder or the Shareholders of any of representation or warranty contained in this Agreement or any certificate or document of Shareholders delivered pursuant to this Agreement; (b) any failure by such Shareholder to perform any covenant or obligation contained in this Agreement.  Subject to the other provisions of this Article, Shareholders shall, jointly and severally, promptly indemnify, defend, and hold harmless Purchaser and its shareholders, directors, officers, employees, agents, successors and assigns from and against any and all Losses imposed under or pursuant to any Environmental Laws (including any loss of use of any of the Assets) arising from or related to any condition, act or omission by any Shareholder, the Company or any affiliate or predecessor thereof or related to the operations of the Company or any predecessor thereof at any real property currently or formerly owned, operated or leased by the Company or any predecessor thereof, whether known or unknown, accrued or contingent, to the extent existing on or prior to the Closing Date, including any Losses (including, but not limited to, those relating to remediation) imposed pursuant to common law associated with a release of Hazardous Substance, Pollutant or Contaminant on or prior to the Closing Date.

8.03            Indemnification by Purchaser.  Subject to the other provisions of this Article, Purchaser shall promptly indemnify, defend, and hold harmless Shareholders from and against any and all Losses based upon, attributable to, or resulting from (a) any breach by Purchaser of any covenant, obligation, representation or warranty contained in this Agreement or any certificate or document of Purchaser delivered pursuant to this Agreement; (b) the operations of Purchaser and the Business after the Closing Date; and (c) any claim, action, suit or proceeding relating to any of the foregoing.

8.04            Rules Regarding Indemnification.  The obligations and liabilities of each party which may be subject to indemnification liability hereunder (the “Indemnifying Party”) to the other party (the “Indemnified Party”) shall be subject to the following terms and conditions:

(a)            Claims by Non-Parties.  Within twenty (20) days (or such earlier time as might be required to avoid prejudicing the Indemnifying Party’s position) after receipt of notice of commencement of any action evidenced by service of process or other legal pleading, or with reasonable promptness after the assertion of any claim by a third party, the Indemnified Party shall give the Indemnifying Party written notice thereof together with a copy of such claim, process or other legal pleading, and the Indemnifying Party shall have the right to undertake the defense thereof by representatives of its own choosing and at its own expense, subject however to the rights of any insurance company insuring against liabilities related to the subject party claim to appoint counsel.  The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party with respect to any claim made pursuant to this Section.  Notwithstanding the foregoing, the Indemnified Party may participate in the defense with counsel of its own choice and at its own expense (provided that the Indemnifying Party will bear the expense of counsel for the Indemnified Party if the Indemnified Party could have an inconsistent or conflicting interest from that of the Indemnifying Party or one or more legal defenses that are different from or additional to those available to the Indemnifying Party).  Further:

(i)            If the Indemnifying Party, by the thirtieth (30th) day after receipt of notice of any such claim (or, if earlier, by the tenth (10th) day preceding the day on which an answer or other pleading must be served in order to prevent judgment by default in favor of the person asserting such claim), does not elect to defend against such claim, the Indemnified Party, upon further notice to the Indemnifying Party, will have the right to undertake the defense, compromise or settlement of such claim on behalf of or for the account and risk of the Indemnifying Party and at the Indemnifying Party’s expense, subject to the right of the Indemnifying Party to assume the defense of such claim at any time prior to settlement, compromise or final determination thereof.

(ii)            Notwithstanding anything to the contrary contained in this Agreement, the Indemnifying Party shall not settle any claim without the consent of the Indemnified Party unless such settlement involves only the payment of money and the claimant provides to the Indemnified Party a release from all liability in respect of such claim. If the settlement of the claim involves more than the payment of money, the Indemnifying Party shall not settle the claim without the prior consent of the Indemnified Party, which consent shall not be unreasonably withheld.

(iii)            The Indemnified Party and the Indemnifying Party will each cooperate with all reasonable requests of the other for the purpose of defending against any claims.

(iv)            The Indemnifying Party shall make all payments pursuant to the indemnification provisions contained in this Section 8.04(a) within ten (10) business days after final determination of the amount thereof.

(b)            Claims by a Party.  In the event any Indemnified Party should have a claim for indemnification against any Indemnifying Party that does not involve a third party claim, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the

Indemnifying Party.  The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party with respect to any claim made pursuant to this Section 8.04(b).  If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party under this Article IX, or the amount thereof, the claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party under this Article IX, and the Indemnifying Party shall pay the amount of such loss to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or any portion of the claim) is estimated, on such later date when the amount of such claim (or such portion of such claim) becomes finally determined.  If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall negotiate in good faith to resolve such dispute or pursue such remedies as may be available hereunder, at law or in equity.

(c)            The right to indemnification, payment of damages or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of damages, or other remedy based on such representations, warranties, covenants, and obligations.

(d)             Notwithstanding anything in this Agreement to the contrary, the Shareholders shall not be responsible for any Loss pursuant to this Article VIII unless and until the aggregate amount of all of such Losses shall exceed $110,000, in which case the Shareholders shall, jointly and severally, be liable for the entire Loss in excess of $110,000.

(e)             The rights of the Purchaser for indemnification pursuant to this Article VIII shall be the sole and exclusive remedy of the Purchaser for (a) any breach by any Shareholder or the Shareholders of any of representation or warranty contained in this Agreement or any certificate or document of Shareholders delivered pursuant to this Agreement, (but excluding claims for breaches of any of the Related Agreements listed in Section 5.01), and (b) any failure by any Shareholder to perform any covenant or obligation contained in this Agreement.

(f)             Purchaser shall indemnify and hold the Shareholders and each member of the LMC Creditor Group harmless from and with respect to all obligations of the Corporation listed on Schedule 8.04(f).

Article IX.  Miscellaneous

9.01            Preparation of Tax Returns.  The Shareholders shall be responsible for preparing and filing, within the times and in the manner prescribed by law (subject, however, to filing under any extension), all Tax Returns of the Company for any tax period ending on or before the Closing Date that are required to be filed after the Closing Date, and pay all Taxes shown thereon.  The Shareholders covenant that any Tax Returns of the Company for any tax period ending on or before the Closing Date that are filed after the Closing Date will be complete, correct and filed consistently with the Company’s prior Tax Returns.  All Tax Returns that are required to be filed pursuant to this Section shall not be filed without the prior approval of Purchaser, which approval shall not be unreasonably withheld or delayed.  Purchaser shall give the Shareholders and their representatives reasonable access to the books and records of the Company, during normal business hours and upon reasonable notice, for the purpose of preparing such returns.

9.02            Assignment.  No Shareholder may assign any rights (other than the right to receive money) or delegate any obligations under this Agreement without the prior written consent of Purchaser, and any prohibited assignment or delegation will be null and void.

9.03            Other Expenses.  Except as otherwise provided in this Agreement, each Shareholder shall pay his or her own expenses, together with any and all expenses of the Company, incurred in connection with the negotiation, execution, and implementation of the transactions contemplated under this Agreement, and Purchaser shall pay all of its expenses incurred in connection with the negotiation, execution, and implementation of the transactions contemplated under this Agreement.

9.04            Notices.  All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given: (a) if delivered personally, on the date received, (b) if delivered by overnight courier, on the day after mailing, or (c) if mailed, four (4) days after mailing by first class certified mail, return receipt requested and with postage prepaid.  Any such notice shall be sent as follows:

If to any Shareholder:

Lawrence Mehlenbacher
9785 Route 21 South
Wayland, NY 14572

with a copy to:

Boylan, Brown, Code, Vigdor & Wilson, LLP
2400 Chase Square
Rochester, NY 14604
Attn: Robert F. Mechur, Esq.

To Purchaser:

MISCOR Group, Ltd.
1125 South Walnut Street
South Bend, Indiana 46619
Attn: John A. Martell, President and CEO

James M. Lewis, General Counsel

with a copy to:

Cahill/Wink LLP
60 Railroad Place, Suite 202
Saratoga Springs, New York 12866
Attn: Stephen P. Wink, Esq.
Louis Gambino, Esq.

and a copy to:

Barnes & Thornburg LLP
600 1st Source Bank Center
100 North Michigan
South Bend, Indiana 46601
Attn: Richard L. Mintz, Esq.

9.05            Controlling Law and Jurisdiction.  This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws.  The parties expressly agree that the Indiana state courts located in St. Joseph County, Indiana (or if there is exclusive federal jurisdiction, the United States District Court for the Northern District of Indiana) shall have exclusive jurisdiction and venue over any dispute arising out of this Agreement.  To the extent not otherwise subject to the jurisdiction of such courts, the Purchaser and each Shareholder hereby agrees to waive any objection to jurisdiction and to subject itself to the jurisdiction of such courts.  The parties also hereby agree to accept service of process by Federal Express or similar overnight courier to the applicable notice address set forth in Section 9.04.

9.06            Shareholder Representative.

(a)Each Shareholder hereby irrevocably appoints Lawrence Mehlenbacher (the “Shareholder Representative”) as such Shareholder’s representative, attorney-in-fact and agent, with full power of substitution to act in the name, place and stead of such Shareholder with respect to the transfer of such Shareholder’s Shares to Purchaser in accordance with the terms and provisions of this Agreement and to act on behalf of such Shareholder in any amendment of or litigation or arbitration involving this Agreement and to do or refrain from doing all such further acts and things, and to execute all such documents, as such Shareholder Representative shall deem necessary or appropriate in conjunction with any of the transactions contemplated by this Agreement, including the power:

(i)  to take all action necessary or desirable in connection with the waiver of any condition to the obligations of the Shareholders to consummate the transactions contemplated by this Agreement;

(ii)  to negotiate, execute and deliver all ancillary agreements, statements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement (it being understood that such Shareholder shall execute and deliver any such documents which the Shareholder Representative agrees to execute);

(iii)  to terminate this Agreement if the Shareholders are entitled to do so;

(iv)  to give and receive all notices and communications to be given or received under this Agreement and to receive service of process in connection with the any claims under this Agreement, including service of process in connection with arbitration; and

(v)  to take all actions which under this Agreement may be taken by the Shareholders and to do or refrain from doing any further act or deed on behalf of the Shareholder which the Shareholder Representative deems necessary or appropriate in his sole discretion relating to the subject matter of this Agreement as fully and completely as such Shareholder could do if personally present.

(b)  If Lawrence Mehlenbacher becomes unable to serve as Shareholder Representative, such other person or entity as may be designated by a majority of the Shareholders, shall succeed as the Shareholder Representative.

9.07            Headings.  Any paragraph headings in this Agreement are for convenience of reference only and shall not be considered or referred to in resolving questions of interpretation.

9.08            Benefit.  This Agreement shall be binding upon and shall inure to the exclusive benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.  This Agreement is not intended to, nor shall it, create any rights in any other party.

9.09            Partial Invalidity.  The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

9.10            Waiver.  Neither the failure nor any delay on the part of any party hereto in exercising any rights, power or remedy hereunder shall operate as a waiver thereof, or of any other right, power or remedy; nor shall any single or partial exercise of any right, power or remedy preclude any further or other exercise thereof, or the exercise of any other right, power or remedy. No waiver of any of the provisions of this Agreement shall be void unless it is in writing and signed by the party against which it is sought to be enforced.

9.11            Counterparts and Facsimiles.  This Agreement may be executed simultaneously in two or more counterparts each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.  The signature page to this Agreement and all other documents required to be executed at Closing may be delivered by facsimile and the signatures thereon shall be deemed effective upon receipt by the intended receiving party.

9.12             Expenses.  Except as otherwise provided in this Agreement, the Shareholders and Purchaser shall each bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby, it being understood that in no event shall the Company bear any of such costs and expenses.

9.13            Interpretation of Representations.  Each representation and warranty made in this Agreement or pursuant hereto is independent of all other representations and warranties made by the same parties, whether or not covering or related to similar matters, and must be independently and separately satisfied.

9.14            Reliance by Purchaser.  Notwithstanding the right of Purchaser to investigate the Business, assets and financial condition of the Company, Purchaser has the unqualified right to rely upon, and has relied upon, each of the representations and warranties made by the Shareholders in this Agreement or made in writing pursuant hereto.

9.15            Mutual Drafting.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.16            Entire Agreement.  This Agreement, including the Schedules and Exhibits hereto, which are hereby incorporated herein by reference, and the ancillary agreements intended to be executed in connection with the closing of the transaction contemplated hereby, constitute the entire agreement between the parties hereto with regard to the matters contained herein and therein, and it is understood and agreed that all previous undertakings, negotiations, term sheets and agreements between the parties are merged herein. This Agreement may not be modified orally, but only by an agreement in writing signed by Purchaser and the Shareholder Representative.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date or dates indicated below, effective as of the date first above written.

“Shareholders”	“Purchaser”

Lawrence Mehlenbacher	MISCOR Group, Ltd.

Lawrence Mehlenbacher	John A. Martell, President and CEO
Date:	Date:

Joseph Fearon

Joseph Fearon
Date:

Thomas Coll

Thomas Coll
Date:

Richard Rizzieri

Richard Rizzieri
Date:

Gary Walsh

Gary Walsh
Date:

List of Schedules
Schedule 2.03:	Debt to be Paid at Closing
Schedule 3.01:	Organization; Articles & Bylaws
Schedule 3.03:	Ownership
Schedule 3.06:	Financial Statements
Schedule 3.07:	Operations since 12/31/06
Schedule 3.08:	Other Liabilities
Schedule 3.09:	Employment Claims
Schedule 3.10:	Licenses & Permits
Schedule 3.11:	Assets
Schedule 3.12:	Insurance
Schedule 3.13:	Bonded Projects
Schedule 3.14:	Intellectual Property
Schedule 3.15:	Certain Contracts
Schedule 3.17:	Litigation
Schedule 3.18:	Environment, Health & Safety
Schedule 3.20:	Tax Matters
Schedule 3.21:	Employment Agreements
Schedule 3.22:	Employee Benefit Plans
Schedule 3.23:	Compliance With Laws
Schedule 3.25:	Bank Accounts
Schedule 3.27:	Termination or Reduction of Customers
Schedule 3.28:	Warranty Claims
Schedule 3.29:	Inventory
Schedule 3.30:	Accounts Payable; Accounts Receivable
Schedule 3.31:	Related Party Transactions
Schedule 3.32:	Grant Requirements
Schedule 8.04(f):	Indemnification

List of Exhibits

Exhibit 3.16:	Lease Agreement
Exhibit 5.01(a)(1):	Mehlenbacher Non-Compete
Exhibit 5.01(a)(2):	Rizzieri Non-Compete
Exhibit 5.01(a)(3):	Coll Non-Compete
Exhibit 5.01(a)(4):	Walsh Non-Compete
Exhibit 5.01(a)(5):	Fearon Non-Compete
Exhibit 5.01(c):	Mutual Services Agreement
Exhibit 5.01(d):	Grant Sharing Agreement
Exhibit 6.01(c):	Opinion of Shareholders’ Counsel
Exhibit 6.04(a):	Prior Contract Termination Agreement
Exhibit 6.04(b)(1):	Mehlenbacher Release Agreement
Exhibit 6.04(b)(2):	Rizzieri Release Agreement
Exhibit 6.04(b)(3):	Coll Release Agreement
Exhibit 6.04(b)(4):	Walsh Release Agreement
Exhibit 6.04(b)(5):	Fearon Release Agreement
Exhibit 7.03:	Opinion of Purchaser’s Counsel